Exhibit 8.1

Subsidiaries of the Registrant

As of December 31, 2011	Country	Percentage of voting share capital held	Principal activity
Netvision Ltd.	Israel	100%	Holdings Company
013 Netvision Ltd.	Israel	100% (indirectly - through Netvision Ltd.)	Communications

The Companies listed above include only significant subsidiaries of Cellcom Israel Ltd.